EATON & VAN WINKLE LLP
Three Park Avenue, 16th floor
New York, NY 10016

December 7, 2011

Mr. John Reynolds
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re: Target Acquisitions I, Inc.
Form 8-K and 8-K/A
Filed September 30 and October 6, 2011
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed May 10, 2011
File No. 000-53328

Dear Mr. Reynolds:

On behalf of our client, Target Acquisitions I, Inc., a Delaware corporation (the “Company”), we request an extension of an additional seven business days to respond to the staff’s comment letter dated November 2, 2011 on the Company’s Form 8-K and Form 8-K/A reporting the acquisition of China Real Fortune Mining Limited.

 We have received responses to nearly all of the comments from the individuals at the Company who we believe are in a position to provide us with the information necessary to respond to the questions posed by the comment letter.  We expect that we will receive complete responses and be in a position to file an amended Form 8-K/A by the middle of next week and request an extension until December 16, 2011.

Very truly yours,

Vincent J. McGill

cc: Ronald E. Alper
      Pamela Howell, Esq.
      James Giugliano
      Brian K. Bhandari